Exhibit 99.1

RYB Education Issues Further Update

BEIJING, November 29, 2017 - RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, issued an update following the local police authority’s release of a follow-up report on November 28, 2017 (the “Follow-up Report”) regarding the investigation of the case initially described in RYB’s press releases issued on November 24, 2017.

According to the Follow-up Report, the police found maltreatment involving a former female teacher’s use of sewing needles as a way to “discipline” children during post-lunch naptime at the RYB-operated kindergarten in violation of law. The police reported that no evidence has been found indicating further misconduct and that additional claims had been fabricated.

Safety of the students is the highest priority of the Company. RYB is deeply saddened to learn about the latest findings in the Follow-up Report. The Company also understands that there have been additional parent complaints regarding other RYB-branded kindergartens and will continue to cooperate fully with the police and other authorities in this matter. The Company remains steadfast in its commitment to ensuring the well-being of all the students and is in the process of implementing a comprehensive self-inspection across all RYB teaching facilities.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide individualized age-appropriate education to stimulate and nurture children so they can realize their full potential. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to six years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com